Exhibit 99.1

Press Release

Sanofi and Seagen Announce Collaboration to Develop and Commercialize Multiple Novel Antibody-Drug Conjugates

*	Jointly fund and develop up to three antibody-drug conjugate programs for the treatment of cancer

Paris. March 16, 2022. Sanofi and Seagen Inc. (Nasdaq:SGEN) today announced an exclusive collaboration agreement to design, develop, and commercialize antibody-drug conjugates (ADCs) for up to three cancer targets. The collaboration will utilize Sanofi’s proprietary monoclonal antibody (mAb) technology and Seagen’s proprietary ADC technology. ADCs are antibodies engineered to deliver potent anti-cancer drugs to tumor cells expressing a specific protein and Sanofi currently has one ADC in development.

John Reed, M.D., Ph.D.

Global Head of Research and Development, Sanofi

“This collaboration will enable the synergistic combination of molecules and platforms to produce candidate medicines with the potential of bringing renewed hope to cancer patients and their families. We look forward to joining forces with Seagen to collaboratively design and develop promising medicines by advancing antibody-drug conjugate science.”

Clay Siegall, Ph.D.

President and Chief Executive Officer, Seagen

“We are excited to be working with Sanofi, a global biopharmaceutical leader, to identify new ways to potentially address unmet medical needs of cancer patients. Jointly developing novel ADCs by combining antibodies from Sanofi with Seagen’s proprietary ADC technology, aligns with our strategic priorities to expand the global potential of our pipeline with new first- or best-in-class programs.”

Under the terms of the collaboration, Seagen and Sanofi will co-fund global development activities and share equally in any future profits. In addition, Sanofi will make an undisclosed payment to Seagen for each of the three targets as they are selected. The first target under the collaboration has already been designated.

About Seagen

Seagen is a global biotechnology company that discovers, develops and commercializes transformative cancer medicines to make a meaningful difference in people’s lives. Seagen is headquartered in the Seattle, Washington area, and has locations in California, Canada, Switzerland and the European Union. For more information on the company’s marketed products and robust pipeline, visit www.seagen.com and follow @SeagenGlobal on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Sanofi Contacts

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 908 981 5560 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Seagen Contacts

For Investors

Peggy Pinkston

Senior Vice President, Investor Relations

(425) 527-4160

ppinkston@seagen.com

For Media

David Caouette

Vice President, Corporate Communications

(310) 430-3476

dcaouette@seagen.com

Seagen Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those relating to potential design, development and commercialization efforts, efforts to identify new ways to address unmet medical needs, and other statements that are not historical facts. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include the difficulty and uncertainty of pharmaceutical product development, the risk of adverse events or safety signals, the inability to show sufficient activity in clinical trials, the possibility of adverse regulatory actions and risk related to the COVID-19 pandemic. More information about the risks and uncertainties faced by Seagen is contained under the caption “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission. Seagen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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